Joseph A. Herz, Esq.

Tel 212.801.6926

Fax 212.805.5539

HerzJ@gtlaw.com

December 4, 2017

United States Securities and Exchange Commission

Office of Manufacturing and Construction

Washington, DC 20549

Attention:  Pamela Long, Assistant Director

Re:                             Boulevard Acquisition Corp II Cayman Holding Company
Amendment No. 2 to Registration Statement on Form F-4
Filed November 27, 2017

File No. 333-220428

Dear Ms. Long:

This letter is submitted on behalf of Boulevard Acquisition Corp II Cayman Holding Company (the “Company”), Boulevard Acquisition Corp. II (“Boulevard”) and Estre Ambiental S.A. (“Estre”) in response to the comments of the staff of the Office of Manufacturing and Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-4 filed with the Commission on September 12, 2017 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on November 2, 2017 (“Amendment No. 1”) and Amendment No. 2 to the Registration Statement filed on November 27, 2017 (“Amendment No. 2”), as set forth in the Staff’s letter dated December 1, 2017 (the “Comment Letter”). The Company is concurrently submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”) which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with the Company’s responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

The responses provided herein are based upon information provided to Greenberg Traurig, LLP by the Company, Boulevard and Estre.

Recent Developments, page 35

1.                                      We note your response to comment 2. In a similar manner to your response, please clarify in your disclosures that the terms of these potential acquisitions are still being negotiated as well as how you intend to fund these acquisitions. Your current disclosures indicate that Estre believes these acquisitions could add significant incremental revenues and Adjusted EBITDA whereas your response indicates that you do not expect that these potential acquisitions will have a material impact on your results of operations or financial position if consummated. It is not clear if these acquisitions are or are not expected to have a material impact on your results of operations. Please advise and revise your disclosures as necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 36 of Amendment No. 3 to quantitatively indicate the potential effect of these acquisitions on Estre’s revenues. The Company advises the Staff that Estre does not expect these acquisitions will have a significant impact, individually or in the aggregate, on Estre’s results of operations and financial position, in accordance with SEC Regulation S-X, Rule 1-02 (w), Significant Subsidiary.

2.              We note your response to comment 3. The disclosures requested appear to be provided on page 175 rather than page 70 as your response indicates. Please also provide equivalent pro forma per share amounts on page 70. As noted in Instruction 1 to Item 3(f) of Part I.A. of the Form F-4, equivalent pro forma per share amounts shall be calculated by multiplying the pro forma per share amounts by the exchange ratio so that the per share amounts are equated to the respective values for one share of the company being acquired, which for legal purposes is Estre. In this regard, please help us better understand why the equivalent pro forma per share amounts do not represent the pro forma per share amounts multiplied by the exchange ratio of approximately 1 share for 3 shares of Estre.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 71 of Amendment No. 3 to include the information required by Form F-4, Item 3(f) of Part I.A. The Company has also revised the calculation of the equivalent pro forma per share information as per Instruction 1 to Item 3(f) of Part I.A. of Form F-4. In addition, footnote (CC) on page 70 of Amendment No. 2 has been deleted as the Company believes it is no longer needed as a result of the additional disclosures on the pro forma earnings per share calculation included in the unaudited condensed combined pro forma statement of profit or loss on pages 169 and 170 of Amendment No. 3.

Accounting Treatment, page 162

3.              We note your response to comment 5. When addressing the accounting treatment of the transaction, please revise your disclosures throughout the filing, including on page 162, to clarify that this will be accounted for as a recapitalization transaction. Please do not refer to this as a business combination transaction or reverse acquisition in a similar manner to your response.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised Amendment No. 3 to refer to the transaction as the “Transaction,” replacing “Business Combination” in each place it previously appeared. In addition, in relation to the accounting treatment of the Transaction, the Company has revised the disclosure on, pages 42, 66, 162 and 166 of Amendment No. 3 to describe the Transaction as a reorganization and recapitalization transaction.

Unaudited Condensed Combined Pro Forma Financial Information, page 163

4.              We note your response to comment 9. Pursuant to Rule 11-02(b)(5) of Regulation S-X, please disclose this expected material nonrecurring expense and clearly indicate that this expense was not considered in your pro forma statement of profit or loss.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 173 and 174 of Amendment No. 3.

5.              We note your response to comment 10. There do not appear to be any disclosures on page 171 as your response indicates which clearly disclose how each of the classes of shares as well as Newco warrants are reflected in your pro forma financial information, including in your determination of earnings per share amounts. Please revise.

Response: In response to the Staff’s comment, the Company has revised Note 2 of the pro forma financial information on pages 171 and 172 of Amendment No. 3 to provide details on how each of the classes of shares are reflected in the pro forma financial information, including footnote (1) and (2), clarifying that the Newco Warrants have not been included in the calculation of ESTR’s pro forma number of shares outstanding. Similar revisions have been made to pages 169 and 170 of Amendment No. 3 in Notes (1), (2) and (3).

6.              We note your response to comment 11. In a similar manner to your response, please disclose that these stock options will not be exchanged for options in ESTR. Please disclose the number of Estre Shares that will be issuable upon the exercise of these options and how you will account for these shares if the options are exercised.

Response: In response to the Staff’s comment, the Company advises the Staff that there are 142,698 shares issuable under Estre’s stock option plan with a value of approximately R$ 0.9 million.

The Company has revised the disclosures on page 163 of Amendment No. 3 to include additional information regarding the Estre stock option plan and has clarified that such stock options did not have an impact on the unaudited condensed consolidated pro forma financial information.

7.              We note your response to comment 15. Please address the following:

•                  In your liquidity and capital resources discussion, please specifically discuss the impact of delayed customer payments on your liquidity and how you are able to manage your operating cash flows in light of these delays;

Response: In response to the Staff’s comment, the Company has revised the disclosure in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 286 of Amendment No. 3 to note that in order to minimize the impact of delayed customer payments, Estre has successfully renegotiated the payment terms with its suppliers to delay payments, without additional charges.

•                  You note that municipalities and other governmental entities are not permitted to declare bankruptcy and default on their payment obligations under Brazilian law. Please expand your disclosures to provide additional insight regarding this law and how obligations that these entities are not financially able to pay are ultimately settled;

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 246 of Amendment No. 3 to provide additional disclosure regarding the Brazilian law that does not allow municipalities and other governmental entities to declare bankruptcy and how obligations that these entities are not financially able to pay are ultimately settled.

•                  In a similar manner to your response, please provide additional insight regarding the factors that led to reversals in the allowance for doubtful accounts for each period presented and the corresponding amounts associated with each significant factor; and

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 257 of Amendment No. 3 to provide additional disclosure regarding the factors that led to the reversal in the allowance for doubtful accounts for each period presented and the corresponding amounts associated with each significant factor.

•                  In regards to the 6.2 million accounts receivable write-offs against the corresponding allowance for doubtful accounts, please tell us the specific facts and circumstances that led to this write-off including if this accounts receivable amount was related to a municipality.

Response: In response to the Staff’s comment, the Company has clarified the disclosure to note that the R$6.2 million accounts receivable write-off was related to a specific C&I client after exhaustive collection efforts and not to a municipality. The Company has further revised the disclosure on page 257 of Amendment No. 3 to reflect this.

Statements of Cash Flows, page F-41

8.              We note your response to comment 21. You note that 40 million in 2016, 17 million 2015 and 23 million in 2014 of finance income and expense amounts are not reflected in the

“monetary variation, financial charges and interest” or “payment of interest and financial charges” line items on the statements of cash flow. Please tell us what line items these amounts are reflected in on your statements of cash flows and your basis for not including in these two line items pursuant to IAS 7.

Response: In response to the Staff’s comment, the Company advises the Staff that the amounts indicated in the Staff’s comment are included in other line items within “Working capital adjustments” within “Cash flows provided by operating activities” in the Statement of Cash Flows. These amounts relate to adjustments to payables and receivables, such as discounts for early payment, or interest charges on overdue payables that were accrued and paid within the year. Additional information regarding the foregoing is set forth in the table below:

Working capital adjustment	Fluctuation	Others finance expenses and income accrued during the year and reflected in other various line items in operating cash flows	2016
Trade accounts receivable	(199,260)	7,151	(192,109)
Trade accounts payable	18,627	(6,665)	11,962
Other	57,977	(40,804)	17,173
	(122,656)	(40,318)	(162,974)

Working capital adjustment	Fluctuation	Others finance expenses and income accrued during the year and reflected in other various line items in operating cash flows	2015
Trade accounts receivable	(53,651)	5,539	(48,112)
Trade accounts payable	3,180	(11,651)	(8,471)
Other	36,569	(10,930)	25,639
	(13,902)	(17,042)	(30,944)

Working capital adjustment	Fluctuation	Others finance expenses and income accrued during the year and reflected in other various line items in operating cash flows	2014
Trade accounts receivable	(126,422)	5,322	(121,100)
Trade accounts payable	13,759	(13,637)	122
Other	(42,963)	31,799	(11,164)
	(155,626)	23,484	(109,814)

Note 31. Segment Reporting, page F-122

9.              We note your response to comment 19. You made significant revisions to your previously reported segment information for the year ended December 31, 2016. For example, the net income for landfills increased from 63.1 million to 125.4 million and the net income for value recovery segment decreased from 40.8 million to 18.7 million. Please provide us with a comprehensive explanation of what led to these changes and tell us what consideration you gave as to whether these changes impacted your previous asset impairment considerations as well as the percentage information provided in MD&A.

Response: In response to the Staff’s comment, the Company notes that the revision to the previously reported segment information for the year ended December 31, 2016 was exclusively in relation to the Cost of Services line item for the Landfill, Value Recovery and Corporate segments. These revisions were due to certain positive adjustments related to the depreciation charges that were previously erroneously considered in the Value Recovery and Corporate segments instead of the Landfills segment. The revisions made were to correct this previous error, as follows:

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
December 31, 2016
Cost of services as originally reported	(678,058)	(41,583)	(403,030)	(8,423)	31,406	83,904	(1,015,824)
Cost of services as revised	(678,058)	(41,583)	(340,823)	(30,590)	(8,674)	83,904	(1,015,824)
Total	—	—	62,207	(22,127)	(40,080)	—	—

The Company also advises the Staff that these revisions did not impact Estre’s previous asset impairment considerations as the errors noted above were only reflected in the reportable segment table included in the financial statements.

In Amendment No. 3, all amounts and percentages are consistent with the revised amounts in the segment disclosure in the financial statements.

1.3 Divestiture, page F-44

10.       We note your response to comment 22. Please address the following:

•                  Based on the amounts disclosed on page F-16, please help us understand why no gain or loss would have been recognized upon deconsolidation in 2016 based on the difference between the investment amounts, advances received, and the equity amount pursuant to IFRS 10.25;

Response: In response to the Staff’s comment, the Company advises the Staff that a gain or loss was not recognized upon loss of control of Estre’s investment in CGR Doña Juana (“Doña Juana”), as concurrently with the loss of control, Estre classified Doña Juana as a discontinued operation in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. As such, pursuant to IFRS 5, paragraph 15, Estre recorded the investment in Doña Juana at the lower of its carrying amount and fair value less cost to sell. As stated in Note 7.2 to the unaudited interim condensed consolidated financial statement as of June 30, 2017 and for the six months ended June 30, 2017 and 2016, the carrying value of Doña Juana as of June

30, 2017, amounted to negative R$22.3 million (i.e. a liability), which is comprised of negative R$16.4 million representing Estre’s stake of 51% in the negative equity of Dona Juana plus cumulative translation adjustments from converting Colombian pesos into Brazilian reais, and a further liability of R$5.9 million, which is the deferred gain from the advances for the future sale of Dona Juan Estre has received from USA Global.

•                  Please disclose how you account for your investment in CGR Dona Juana S.A.; and

Response: In response to the Staff’s comment, the Company has revised the disclosure in Note 1.3.4 to the consolidated financial statements on pages F-45 and F-46 to Amendment No. 3, to disclose that Doña Juan is accounted for as a discontinued operation.

•                  Please provide us with your analysis pursuant to IFRS 10.5 through 18 demonstrating that USA Global currently has control.

Response: After entering into the agency agreement with USA Global in 2016, Estre concluded that USA Global controls Doña Juana as Estre no longer has power over Doña Juana.

Estre’s analysis of IFRS 10 paragraphs 5 through 18 is as follows:

IFRS 10, Consolidated Financial Statements,	Analysis

5 An investor, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee.	Estre assessed if it continued being Doña Juana’s parent upon signing the agency agreement with USA Global.

6                 An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Prior to signing the agency agreement with USA Global, Estre had power over Doña Juana and the ability to affect its variable returns as Estre controlled Doña Juana’s board of directors, who made decisions over the relevant activities of Doña Juana. In addition, some members of Doña Juana’s senior management team were seconded by Estre. Upon signing the agency agreement, Estre no longer has Board representation, and the executives that were seconded to Doña Juana have returned to Estre.

7 Thus, an investor controls an investee if and only if the investor has all the	See below

following:

(a)         power over the investee (see paragraphs 10-14);

(b)         exposure, or rights, to variable returns from its involvement with the investee (see paragraphs 15 and 16); and

(c)          the ability to use its power over the investee to affect the amount of the investor’s returns (see paragraphs 17 and 18).

8                 An investor shall consider all facts and circumstances when assessing whether it controls an investee. The investor shall reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed in paragraph 7 (see paragraphs B80-B85).

See below

9                 Two or more investors collectively control an investee when they must act together to direct the relevant activities. In such cases, because no investor can direct the activities without the co-operation of the others, no investor individually controls the investee. Each investor would account for its interest in the investee in accordance with the relevant IFRSs, such as IFRS 11 Joint Arrangements, IAS 28 Investments in Associates and Joint Ventures or IFRS 9 Financial Instruments.

As noted above, upon entering into the agency agreement, Doña Juana’s relevant activities are unilaterality directed by USA Global.

Power

10          An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the investee’s returns.

As noted above, Estre does not have any existing right that gives it the ability to direct the relevant activities of Doña Juana.

11          Power arises from rights. Sometimes assessing power is straightforward, such as when power over an investee is obtained directly and solely from the voting rights granted by equity instruments such as shares, and can be

Other than the agency agreement entered into with Global USA, there are no other contractual arrangements that give Estre the power to direct the relevant activities of Doña Juana.

assessed by considering the voting rights from those shareholdings. In other cases, the assessment will be more complex and require more than one factor to be considered, for example when power results from one or more contractual arrangements.

12          An investor with the current ability to direct the relevant activities has power even if its rights to direct have yet to be exercised. Evidence that the investor has been directing relevant activities can help determine whether the investor has power, but such evidence is not, in itself, conclusive in determining whether the investor has power over an investee.

As noted above, Estre currently does not have any contractual right that gives it the power to direct the relevant activities of Doña Juana.

13          If two or more investors each have existing rights that give them the unilateral ability to direct different relevant activities, the investor that has the current ability to direct the activities that most significantly affect the returns of the investee has power over the investee.

Estre currently does not have existing rights that gives it the ability to direct any of the relevant activities of Doña Juana.

14          An investor can have power over an investee even if other entities have existing rights that give them the current ability to participate in the direction of the relevant activities, for example when another entity has significant influence. However, an investor that holds only protective rights does not have power over an investee (see paragraphs B26-B28), and consequently does not control the investee.

As noted above, Estre does not have power over Doña Juana

Returns

15          An investor is exposed, or has rights, to variable returns from its involvement with the investee when the investor’s returns from its involvement have the potential to vary as a result of the investee’s performance. The investor’s returns can be only positive, only negative or both positive and negative.

Estre is not currently involved with Doña Juana and, therefore, cannot influence Doña Juana’s performance.

16 Although only one investor can control	Doña Juana is currently controlled by Global

an investee, more than one party can share in the returns of an investee. For example, holders of non-controlling interests can share in the profits or distributions of an investee.	USA; however, Estre shares the returns with Global USA as a non-controlling shareholder.

Link between power and returns

17          An investor controls an investee if the investor not only has power over the investee and exposure or rights to variable returns from its involvement with the investee, but also has the ability to use its power to affect the investor’s returns from its involvement with the investee.

As noted above, Estre currently does not have power over Doña Juana, therefore, it does not have the ability to affect Doña Juana’s returns.

18          Thus, an investor with decision-making rights shall determine whether it is a principal or an agent. An investor that is an agent in accordance with paragraphs B58-B72 does not control an investee when it exercises decision-making rights delegated to it.

Upon entering into the agency agreement with Global USA, Estre transferred control and power over Doña Juana to Global USA. Global USA is not acting as an agent on behalf of Estre.

Based on the above, Estre has concluded that it currently does not control Doña Juana.

Unaudited Financial Statements of Estre Ambiental S.A.

Note 16. Tax Liabilities, page F-31

11.       We note your response to comments 25 and 26. Please provide additional clarifying disclosures regarding the types of tax you are subject to, how the amounts are determined, the corresponding amounts recognized each period, the line items the taxes are reflected in, and your basis for reflecting the tax in that line item. In your discussion of the 2017 Tax Amnesty Program, you disclose that you settled payment of certain unpaid overdue taxes and tax contingencies without paying interest and fines. In light of this, it is not clear why your response indicates that 120.4 million of expense recorded during the six months ended June 30, 2017 relates to interest charges. Please advise.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised Note 16 to the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2017 and Notes 7 and 18 of the consolidated financial statements to provide further information relating to the taxes Estre is subject to and how they are accounted for.

In addition, the Company advises the Staff that the R$120.4 million of expense recorded during the six months ended June 30, 2017 relates to interest charges, and the Company has revised the disclosure in Note 16 to the unaudited interim condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and 2016, to clarify that the amounts settled under the 2017 Tax Amnesty Program include interest and fines consistent with the disclosure on page 255 of Amendment No. 3.

*          *          *

Please do not hesitate to call me at (212) 801-6926 should you have any questions regarding Amendment No. 3 or the above responses.

Sincerely yours,

/s/ Joseph A. Herz
Joseph A. Herz

cc:                                Nudrat Salik

Melissa Rocha

Frank Pigott

Stephen S. Trevor

Sergio Pedreiro

Alan I. Annex

J. Mathias von Bernuth